Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended June 30,
	2011	2010
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$30,337	$36,423
Fixed charges (net of interest capitalized)	6,477	6,267
Distribution of earnings from unconsolidated affiliates	—	—

Total Earnings	$36,814	$42,690

Fixed Charges and Preference Dividends
Interest expense	$5,533	$5,126
Interest capitalized	—	—
Amortization of premiums, discounts, and debt issuance costs	311	325
Interest component of rent expense	633	816

Total Fixed Charges	6,477	6,267

Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711

Total Fixed Charges and Preference Dividends	$12,188	$11,978

Ratio of Earnings to Fixed Charges	5.68	6.81

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	3.02	3.56